Exhibit 99.1

News Release

November 14, 2017

Foamix Reports Third Quarter 2017 Financial Results and Provides Business Update

Conference Call and Webcast on Wednesday, November 15, 2017 at 8:30am Eastern / 5:30am Pacific

Rehovot, Israel, November 14, 2017 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals” or the “Company”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announced today financial results for the three and nine months ended September 30, 2017.

Clinical, business and corporate developments for the three months ended September 30, 2017 and to date:

•
During the third quarter of 2017 we continued to progress with our Phase 3 clinical studies in moderate-to-severe acne. On August 3rd, 2017, we announced the dosing of the first patient in our third Phase 3 study (Study FX2017-22). We expect to announce top-line results in mid-2018. Additionally, the last subject visit has been completed, ahead of schedule, in the long-term safety extension for our first two Phase 3 studies (Study FX2014-04 and Study FX2014-05). We anticipate having top-line results from this safety study by the end of the year. Our two Phase 3 studies in moderate-to-severe papulopustular rosacea (Study FX2016-11 and Study FX2016-12) also continue to progress as planned, and we expect to have top-line results in mid-2018.

•	U.S. Sales of Finacea® Foam, azelaic acid 15% for the treatment of rosacea.

o
Finacea® Foam was developed through a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the USA in September 2015.

o
Based on sales of Finacea® Foam reported by Bayer HealthCare AG for Q3, 2017 Foamix is entitled to royalty payments of $815,000, up 2% from the second quarter of 2017 and 3% from the third quarter of 2016.

Financial highlights for the nine months ended September 30, 2017:

•
Total revenues were $2.6 million compared with $4.0 million for the nine months ended September 30, 2016. The decrease is mainly due to one-time contingent payments from Bayer HealthCare AG, with respect to sales of Finacea® Foam, received in the nine months ended September 30, 2016.

•
Research and development expenses were $42.4 million, compared with $16.2 million in the nine months ended September 30, 2016. This increase resulted primarily from an increase in costs relating to the Phase 3 clinical trials of  FMX101 (for the treatment of moderate-to-severe acne) and FMX103 (for the treatment of moderate-to-severe rosacea), which are now running simultaneously, as well as an increase in payroll and related expenses, due to one-time severance payments and increase in headcount.

•
Selling, general and administrative expenses were $9.2 million, compared with $6.4 million in the nine months ended September 30, 2016. The increase in selling, general and administrative expenses resulted primarily from increase in payroll and other payroll-related expenses due to one-time severance payments and an increase in headcount. In addition, we incurred an increase in expenses relating to consultants and professional fees.

•	Operating expenses totaled $51.6 million, compared with $22.6 million in the nine months ended September 30, 2016.

•	Net loss was $48.4 million or $1.29 per share, basic and diluted, compared with a loss of $18.5 million or $0.60 per share, basic and diluted, for the nine months ended September 30, 2016.

•	Cash and investments (including long term) as of September 30, 2017 totaled $89.4 million, compared with $131.0 million as of December 31, 2016.

Management overview

•
On August 3, 2017 we announced the dosing of the first patient in our third Phase 3 Acne clinical trial (Study FX2017-22) for Minocycline Foam FMX101 for the treatment of moderate-to-severe acne. Study FX2017-22 is a double-blind, vehicle-controlled, multi-center study that will enroll 1,500 patients with moderate-to-severe acne. This study is being conducted at approximately 80 sites throughout the United States. Patients are randomized 1:1 to either 4% minocycline foam (FMX101) or vehicle, with once daily treatment for 12 weeks. The primary endpoints are identical to the primary endpoints in Study FX2014-04 and FX2014-05, which are: (1) the proportion of patients achieving success at week 12 based on an Investigator’s Global Assessment or IGA (success is defined as a score of “clear” or “almost clear” and at least a two category improvement from baseline), and (2) the mean change from baseline in inflammatory lesion counts in each treatment group at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs. The last subject visit has been completed, ahead of schedule, in the long-term safety extension for our first two Phase 3 studies (Study FX2014-04 and Study FX2014-05). We anticipate having top-line results from this safety study by the end of the year.

•
On June 12, 2017, we announced that the first patient had been dosed in our Phase 3 program to evaluate the efficacy and safety of our topical Minocycline Foam 1.5%, FMX103 for the treatment of moderate-to-severe rosacea. The Phase 3 program consists of two multi-center studies (FX2016-11 and FX2016-12). Each study will enroll approximately 750 patients with moderate-to-severe papulopustular rosacea into a 12-week double-blind, vehicle-controlled phase. Both studies will be conducted at approximately 80 sites throughout the United States. Patients will be randomized on a 2:1 basis (1.5% minocycline foam vs vehicle) and treated once daily for 12 weeks in the initial double-blind portions of the studies. The primary efficacy endpoints are (1) the proportion of patients achieving success at week 12 based on an IGA (success is defined as a score of “clear” or “almost clear” and at least a 2-grade improvement from baseline), and (2) the mean change from baseline in inflammatory lesion counts in each treatment group at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs. The two double-blinded efficacy studies will be followed by an open-label safety extension study (FX2016-13) to evaluate the safety of FMX103 for up to an additional 9 months.

•
We selected Premier Research as our designated clinical research organization (CRO) for the execution of our third Phase 3 study in acne as well as our two Phase 3 studies in rosacea. Premier Research has significant experience in the execution of global clinical trial programs and is a recognized leader in clinical trial management within the field of dermatology. We are encouraged with the patient enrollment rates in both of our Phase 3 programs and expect to announce the top line results of these studies in acne and rosacea in mid-2018.

•
In September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15% for the treatment of rosacea) in the United States.  Finacea® foam is a prescription foam product which was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. According to our license agreement with Bayer, we are entitled to royalties upon commercialization of Finacea Foam. For the three months ended September 30, 2017, we were entitled to royalties from Bayer in the amount of $815,000, up 2% from the second quarter of 2017 and 3% from the third quarter of 2016.

•	We are currently well-capitalized and have sufficient cash to fund our key development programs (FMX101 and FMX103) until mid-2019.

Financial results for the three months ended September 30, 2017

Revenues
Total revenues for the three-months ended September 30, 2017 were $901,000 compared with $2.5 million for the three months ended September 30, 2016. The decrease is mainly due to one-time contingent payments received from Bayer HealthCare AG in 2016 offset by an increase in royalties due to an increase in sales of Finacea® Foam by Bayer HealthCare AG.

Operating Expenses
Our operating expenses for the three months ended September 30, 2017 compared to the three months ended September 30, 2016 were as follows:

Research and Development Expenses
Research and development expenses increased by $9.9 million, or 168%, from $5.9 million in the three months ended September 30, 2016 to $15.8 million in the three months ended September 30, 2017. The increase in research and development expenses resulted primarily from an increase of $9.3 million in costs relating to the FMX101 and FMX103 Phase 3 clinical trials, which are now running simultaneously, and an increase of $334,000 in payroll and payroll related expenses (including bonuses and equity-based compensation) due to an increase in headcount.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $400,000, or 16%, from $2.5 million in the three months ended September 30, 2016, to $2.9 million in the three months ended September 30, 2017. The increase in selling, general and administrative expenses resulted primarily from an increase of $379,000 in payroll and other payroll-related expenses (including bonuses and equity-based compensation) due to an increase in headcount.

Finance Income, Net
For the three months ended September 30, 2017, we recorded financial income of $302,000 compared to financial income of $193,000 recorded for the three months ended September 30, 2016. The increase in financial income resulted from an increase in interest and financial gains from our cash investments.

Net Loss
For the three months ended September 30, 2017, we recorded a net loss of $17.6 million or $0.47 per share, basic and diluted, compared with a loss of $5.8 million or $0.19 per share, basic and diluted, for the three months ended September 30, 2016.

Financial results for the nine months ended September 30, 2017

Revenues
Total revenues for the nine months ended September 30, 2017 were $2.6 million compared with $4.0 million for the nine months ended September 30, 2016. The decrease is mainly due to one-time contingent payments received from Bayer HealthCare AG, in the nine months ended September 30, 2016, offset by an increase in royalties due to an increase in sales of Finacea® Foam by Bayer HealthCare AG.

Operating Expenses
Our operating expenses for the nine months ended September 30, 2017 and September 30, 2016 were as follows:

Research and Development Expenses
Research and development expenses increased by $26.2 million, or 162%, from $16.2 million in the nine months ended September 30, 2016 to $42.4 million in the nine months ended September 30, 2017. The increase in research and development expenses resulted primarily from an increase of $23.5 million in costs relating to the FMX101 and FMX103 Phase 3 clinical trials which are now running simultaneously, and an increase of $2.4 million in payroll and payroll related expenses due to one-time severance payments and an increase in headcount.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $2.8 million, or 44%, from $6.4 million in the nine months ended September 30, 2016 to $9.2 million in the nine months ended September 30, 2017. The increase in selling, general and administrative expenses resulted primarily from an increase of $1.9 million in payroll and other payroll-related expenses (including bonuses and equity-based compensation) due to one-time severance payments and an increase in headcount. In addition, we incurred an increase of $214,000 in expenses relating to consultants and professional fees.

Finance Income, net
For the nine months ended September 30, 2017 we recorded financial income of $846,000 compared to $353,000 recorded for the nine months ended September 30, 2016. The increase in financial income resulted from an increase in interest and financial gains from our cash investments and expenses on the loan received from the Binational Industrial Research and Development (“BIRD”) Fund recoded in the second quarter of 2016.

Net Loss
For the nine months ended September 30, 2017 we recorded a net loss of $48.4 million or $1.29 per share, basic and diluted, compared with a loss of $18.5 million or $0.60 per share, basic and diluted, for the nine months ended September 30, 2016.

Liquidity and Capital Resources
As of September 30, 2017, we had cash and investments (including long term) of $89.4 million, compared with $131.0 million as of December 31, 2016. The decrease was mostly due to operating expenses primarily relating to the clinical trials. During the nine months ended September 30, 2017 we used $40.5 million in cash in our operations compared to $14.6 million used in operating activities in the nine months ended September 30, 2016.

Conference Call
Management will host an investment community conference call on November 15, 2017 at 8:30 a.m. Eastern / 5:30 a.m. Pacific / 3:30 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-811-5448; International: +1-913-312-9330. Conference ID: 5079955. Webcast: http://public.viavid.com/index.php?id=126383.

A replay of the call will be accessible two hours after its completion through November 29, 2017 by dialing Domestic: 844-512-2921; International: +1-412-317-6671; Passcode: 5079955. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare and others.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations. Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 17625089) filed on February 21, 2017, and elsewhere in that Annual Report. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Finacea® is a registered trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO & Country Manager Foamix Pharmaceuticals Ltd.	Michael Rice LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2017	2016
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$20,789	$31,190
Restricted cash	250	250
Short term bank deposits	21,415	38,351
Investment in marketable securities	34,324	43,275
Restricted investment in marketable securities	284	261
Accounts receivable:
Trade	923	3,236
Other	634	438
TOTAL CURRENT ASSETS	78,619	117,001

NON-CURRENT ASSETS:
Investment in marketable securities	12,229	17,532
Restricted investment in marketable securities	141	129
Property and equipment, net	1,763	938
Other	58	35
TOTAL NON-CURRENT ASSETS	14,191	18,634

TOTAL ASSETS	$92,810	$135,635

FOAMIX PHARMACEUTICALS LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30,	December 31,
	2017	2016
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of bank borrowing	$-	$20
Accounts payable and accruals:
Trade	4,331	2,267
Other	3,515	2,984
TOTAL CURRENT LIABILITIES	7,846	5,271

LONG-TERM LIABILITIES -
Liability for employee severance benefits	429	379
TOTAL LONG-TERM LIABILITIES	429	379
TOTAL LIABILITIES	8,275	5,650
COMMITMENTS
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 90,000,000 and 50,000,000 Ordinary Shares as of September 30, 2017 and December 31, 2016; issued and outstanding: 37,433,103 and 37,167,791 Ordinary Shares as of September 30, 2017 and December 31, 2016, respectively	1,573	1,561
Additional paid-in capital	206,868	204,052
Accumulated deficit	(123,920)	(75,566)
Accumulated other comprehensive income (loss)	14	(62)
TOTAL SHAREHOLDERS' EQUITY	84,535	129,985
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,810	$135,635

FOAMIX PHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2017	2016	2017	2016
REVENUES	$2,626	$4,041	$901	$2,544
COST OF REVENUES	11	51	11	8
GROSS PROFIT	2,615	3,990	890	2,536
OPERATING EXPENSES:
Research and development	42,400	16,232	15,785	5,932
Selling, general and administrative	9,206	6,388	2,933	2,550
TOTAL OPERATING EXPENSES	51,606	22,620	18,718	8,482
OPERATING LOSS	48,991	18,630	17,828	5,946
FINANCE INCOME, net	(846)	(353)	(302)	(193)
LOSS BEFORE INCOME TAX	48,145	18,277	17,526	5,753
INCOME TAX	209	228	57	51
NET LOSS FOR THE PERIOD	$48,354	$18,505	$17,583	$5,804

LOSS PER SHARE BASIC AND DILUTED	$1.29	$0.60	$0.47	$0.19

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	37,347	30,673	37,431	30,703

FOAMIX PHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2017	2016	2017	2016
NET LOSS	$48,354	$18,505	$17,583	$5,804
OTHER COMPREHENSIVE INCOME:
Net unrealized losses (gains) from marketable securities	(48)	(164)	(6)	3
Gains on marketable securities reclassified into net loss	-	4	-	-
Net unrealized gains on derivative financial instruments	(124)	(48)	(20)	(22)
Gains on derivative financial instruments reclassified into net loss	96	13	8	9
TOTAL OTHER COMPREHENSIVE INCOME	(76)	(195)	(18)	(10)
TOTAL COMPREHENSIVE LOSS	$48,278	$18,310	$17,565	$5,794

FOAMIX PHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Nine months ended September 30
	2017		2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$48,354	$18,505
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation and amortization		153	103
Loss from sale and disposal of fixed assets		128	-
Changes in marketable securities and bank deposits, net		80	180
Changes in accrued liability for employee severance benefits, net of retirement fund profit		49	23
Share-based compensation		2,683	2,071
Non-cash finance income, net		(28)	(2)
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable		2,145	(2,022)
Increase in other non-current assets		(22)	-
Increase in accounts payable and accruals		2,622	3,523
Net cash used in operating activities		(40,544)	(14,629)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets		(1,159)	(302)
Proceeds from sale of fixed assets		26	-
Investment in bank deposits		(8,000)	(700)
Investment in marketable securities		(18,191)	(13,000)
Proceeds from sale and maturity of marketable securities and bank deposits		57,314	34,134
Net cash provided by investing activities		29,990	20,132
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through public offerings, net of issuance costs		-	50,453
Proceeds from exercise of warrants		-	1,296
Proceeds from exercise of options		145	55
Payments in respect of BIRD loan		-	(476)
Payments in respect of bank borrowings		(21)	(24)
Net cash provided by financing activities		124	51,304
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(10,430)	56,807
EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH		29	3
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD		31,440	18,795
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD		$21,039	$75,605
Cash and cash equivalents		20,789	75,605
Restricted cash		250	-
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS		$21,039	$75,605
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Cashless exercise of warrants and restricted share units		$10	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes		$407	$141
Interest received		$927	$769
Interest paid	$	*	$238

* Represents an amount less than $1